UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. )1

Alzamend Neuro, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

02262M308

(CUSIP Number)

MILTON C. AULT, III

c/o Alzamend Neuro, Inc.

3802 Spectrum Boulevard, Suite 112C

Tampa, Florida 33612

(844) 722-6333

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 14, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

_______________

1             The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1

1	NAME OF REPORTING PERSON MILTON C. AULT, III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,500,000(1)
	8	SHARED VOTING POWER 36,642,055(2)
	9	SOLE DISPOSITIVE POWER 2,500,000(1)
	10	SHARED DISPOSITIVE POWER 36,642,055(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,142,055
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.6%
14	TYPE OF REPORTING PERSON IN

(1)	Represents 2,500,000 shares of Common Stock underlying stock options currently exercisable or exercisable within 60 days.
(2)	Represents (i) 33,333 shares of Common Stock issuable upon the conversion of a promissory note held by Ault Global Holdings, Inc., (ii) 16,667 shares of Common Stock underlying currently exercisable warrants held by Ault Global Holdings, Inc., (iii) 15,000,000 shares of Common Stock held by Ault Life Sciences, Inc., (iv) 10,000,000 shares of Common Stock held by Ault Life Sciences Fund, LLC, (v) 5,000,000 shares of Common Stock underlying currently exercisable warrants held by Ault Life Sciences Fund, LLC, (vi) 5,242,055 shares of Common Stock held by Digital Power Lending, LLC, and (vii) 1,350,000 shares of Common Stock underlying currently exercisable warrants held by Digital Power Lending, LLC.

2

1	NAME OF REPORTING PERSON WILLIAM B. HORNE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,638,889(1)
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,638,889(1)
	10	SHARED DISPOSITIVE POWER - 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,638,889
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.0%
14	TYPE OF REPORTING PERSON IN

(1)	Represents 2,638,889 shares of Common Stock underlying stock options currently exercisable or exercisable within 60 days.

3

1	NAME OF REPORTING PERSON HENRY C.W. NISSER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Sweden

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 703,125(1)
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 703,125(1)
	10	SHARED DISPOSITIVE POWER - 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 703,125
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

(1)	Represents 703,125 shares of Common Stock underlying stock options currently exercisable or exercisable within 60 days.

4

1	NAME OF REPORTING PERSON KENNETH S. CRAGUN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,000,000(1)
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,000,000(1)
	10	SHARED DISPOSITIVE POWER - 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%
14	TYPE OF REPORTING PERSON IN

(1)	Represents 1,000,000 shares of Common Stock underlying stock options currently exercisable or exercisable within 60 days.

5

1	NAME OF REPORTING PERSON DAVID KATZOFF
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 761,375(1)
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 761,375(1)
	10	SHARED DISPOSITIVE POWER - 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 761,375
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

(1)	Represents (i) 18,000 shares of Common Stock, (ii) 9,000 shares of Common Stock underlying currently exercisable warrants and (iii) 734,375 shares of Common Stock underlying stock options currently exercisable or exercisable within 60 days.

6

1	NAME OF REPORTING PERSON AULT GLOBAL HOLDINGS, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 50,000(1)
	8	SHARED VOTING POWER 6,592,055(2)
	9	SOLE DISPOSITIVE POWER 50,000(1)
	10	SHARED DISPOSITIVE POWER 6,592,055(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,642,055
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.7%
14	TYPE OF REPORTING PERSON CO

(1)	Represents (i) 33,333 shares of Common Stock issuable upon the conversion of a promissory note and (ii) 16,667 shares of Common Stock underlying currently exercisable warrants.
(2)	Represents (i) 5,242,055 shares of Common Stock held by Digital Power Lending, LLC and (ii) 1,350,000 shares of Common Stock underlying currently exercisable warrants held by Digital Power Lending, LLC.

7

1	NAME OF REPORTING PERSON AULT LIFE SCIENCES, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 15,000,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 15,000,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.6%
14	TYPE OF REPORTING PERSON CO

8

1	NAME OF REPORTING PERSON AULT LIFE SCIENCES FUND, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 15,000,000(1)
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 15,000,000(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.6%
14	TYPE OF REPORTING PERSON OO

(1)	Represents (i) 10,000,000 shares of Common Stock held by Ault Life Sciences Fund, LLC and (ii) 5,000,000 shares of Common Stock underlying currently exercisable warrants held by Ault Life Sciences Fund, LLC.

9

1	NAME OF REPORTING PERSON DIGITAL POWER LENDING, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 6,592,055(1)
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 6,592,055(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,592,055
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6%
14	TYPE OF REPORTING PERSON OO

(1)	Represents (i) 5,242,055 shares of Common Stock held by Digital Power Lending, LLC and (ii) 1,350,000 shares of Common Stock underlying currently exercisable warrants held by Digital Power Lending, LLC.

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The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the Common Stock, $0.0001 par value per share (the “Shares”), of Alzamend Neuro, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 3802 Spectrum Boulevard, Suite 112C, Tampa, Florida 33612.

Item 2.	Identity and Background.

(a)          This statement is filed by:

(i)	Milton C. Ault, III, Chairman Emeritus of the Issuer, Founder and Executive Chairman of Ault Global Holdings, Inc., Chief Executive Officer and Director of Ault Life Sciences, Inc. and Managing Member of Ault Life Sciences Fund, LLC;

(ii)	William B. Horne, Chairman of the Board of Directors of the Issuer, Chief Executive Officer and Director of Ault Global Holdings, Inc. and Chief Financial Officer and Director of Ault Life Sciences, Inc.;

(iii)	Henry C.W. Nisser, Executive Vice President, General Counsel and Director of the Issuer, President, General Counsel and Director of Ault Global Holdings, Inc. and President and Director of Ault Life Sciences, Inc.;

(iv)	Kenneth S. Cragun, Senior Vice President of Finance of the Issuer, Chief Financial Officer of Ault Global Holdings, Inc. and Chief Accounting Officer of Ault Life Sciences, Inc.;

(v)	David Katzoff, Chief Operating Officer of the Issuer and Manager of Digital Power Lending, LLC;

(vi)	Ault Global Holdings, Inc., a Delaware corporation, with respect to the Shares beneficially owned by it through its subsidiary Digital Power Lending, LLC;

(vii)	Ault Life Sciences, Inc., a Delaware corporation, with respect to the Shares directly and beneficially owned by it;

(viii)	Ault Life Sciences Fund, LLC, a Delaware limited liability company, with respect to the Shares directly and beneficially owned by it; and

(ix)	Digital Power Lending, LLC, a California limited liability company, with respect to the Shares directly and beneficially owned by it.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, attached hereto as Exhibit 99.1. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

Set forth on Schedule A annexed hereto (“Schedule A”) is the name and present principal occupation or employment, principal business address and citizenship of the executive officers and directors of Ault Global Holdings, Inc. To the best of the Reporting Persons’ knowledge, except as otherwise set forth herein, none of the persons listed in Schedule A beneficially owns any securities of the Issuer or is a party to any contract, agreement or understanding required to be disclosed herein.

11

Set forth on Schedule B annexed hereto (“Schedule B”) is the name and present principal occupation or employment, principal business address and citizenship of the executive officers and directors of Ault Life Sciences, Inc. To the best of the Reporting Persons’ knowledge, except as otherwise set forth herein, none of the persons listed in Schedule B beneficially owns any securities of the Issuer or is a party to any contract, agreement or understanding required to be disclosed herein.

Set forth on Schedule C annexed hereto (“Schedule C”) is the name and present principal occupation or employment, principal business address and citizenship of the executive officers and directors of Ault Life Sciences Fund, LLC. To the best of the Reporting Persons’ knowledge, except as otherwise set forth herein, none of the persons listed in Schedule C beneficially owns any securities of the Issuer or is a party to any contract, agreement or understanding required to be disclosed herein.

Set forth on Schedule D annexed hereto (“Schedule D”) is the name and present principal occupation or employment, principal business address and citizenship of the executive officers and directors of Digital Power Lending, LLC. To the best of the Reporting Persons’ knowledge, except as otherwise set forth herein, none of the persons listed in Schedule D beneficially owns any securities of the Issuer or is a party to any contract, agreement or understanding required to be disclosed herein.

(b)       The principal business address of Messrs. Ault, Horne and Cragun is c/o Ault Global Holdings, Inc., 11411 Southern Highlands Parkway, Suite 240, Las Vegas, Nevada 89141. The principal business address of Mr. Nisser is c/o Ault Global Holdings, Inc., 100 Park Avenue, 16th Floor, Suite 1658A, New York, NY 10017. The principal business address of Mr. Katzoff is c/o Alzamend Neuro, Inc., 3802 Spectrum Boulevard, Suite 112C, Tampa, Florida 33612. The principal business address of Ault Global Holdings, Inc. is 11411 Southern Highlands Parkway, Suite 240, Las Vegas, Nevada 89141. The principal business address of each of Ault Life Sciences, Inc., Ault Life Sciences Fund, LLC and Digital Power Lending, LLC is 201 Shipyard Way, Suite E, Newport Beach, California 92663.

(c)       The principal occupation of Mr. Ault is serving as the Executive Chairman of Ault Global Holdings, Inc. The principal occupation of Mr. Horne is serving as the Chief Executive Officer of Ault Global Holdings, Inc. The principal occupation of Mr. Nisser is serving as the President and General Counsel of Ault Global Holdings, Inc. The principal occupation of Mr. Cragun is serving as the Chief Financial Officer of Ault Global Holdings, Inc. The principal occupation of Mr. Katzoff is serving as the Chief Operating Officer of the Issuer.

Ault Global Holdings, Inc. is a diversified holding company that owns operating subsidiaries and divisions engaged in a number of diversified business operations including the defense, aerospace, commercial, health/medical, finance and commercial lending sectors. Ault Global Holdings, Inc.’s largest subsidiary is Gresham Worldwide, Inc., which provides advanced bespoke military and commercial applications. The principal business of Ault Life Sciences, Inc. is investing in securities. The principal business of Ault Life Sciences Fund, LLC is investing in securities. The principal business of Digital Power Lending, LLC is investing in securities.

(d)       No Reporting Person nor any person listed in Schedules A through D has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person nor any person listed in Schedules A through D has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

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(f)        Ault Global Holdings, Inc., Ault Life Sciences, Inc. and Ault Life Sciences Fund, LLC are organized under the laws of the State of Delaware. Digital Power Lending, LLC is organized under the laws of the State of California. Messrs. Ault, Horne, Cragun and Katzoff are citizens of the United States of America. Mr. Nisser is a citizen of Sweden.

Item 3.	Source and Amount of Funds or Other Consideration.

The securities of the Issuer purchased by each of Ault Global Holdings, Inc., Ault Life Sciences, Inc., Ault Life Sciences Fund, LLC and Digital Power Lending, LLC were purchased with working capital. The Shares purchased by Mr. Katzoff were purchased with personal funds. The stock options owned by Messrs. Ault, Horne, Nisser, Cragun and Katzoff were awarded to them in their capacities as officers and/or directors of the Issuer. The aggregate purchase price of the warrants currently exercisable into 16,667 Shares owned directly by Ault Global Holdings, Inc. is approximately $0. The aggregate purchase price of the 15,000,000 Shares directly owned by Ault Life Sciences, Inc. is approximately $8,000. The aggregate purchase price of the 10,000,000 Shares and warrants currently exercisable into 5,000,000 Shares owned directly by Ault Life Sciences Fund, LLC is approximately $15,000,000. The aggregate purchase price of the 5,242,055 Shares and warrants currently exercisable into 1,350,000 Shares owned directly by Digital Power Lending, LLC is approximately $14,380,593. The aggregate purchase price of the 18,000 Shares and warrants currently exercisable into 9,000 Shares owned directly by Mr. Katzoff is approximately $27,000.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the securities of the Issuer based on the Reporting Persons’ belief that the securities, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of securities of the Issuer at prices that would make the purchase or sale of such securities desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of securities of the Issuer on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

In May 2021, the Board of Directors of the Issuer and Mr. Ault agreed to certain arrangements with regard to the Issuer’s Board composition and other matters. Such arrangements are discussed in further detail in the penultimate paragraph of Item 6 and are incorporated herein by reference.

Mr. Ault is the Chairman Emeritus of the Issuer. Mr. Horne is the Chairman of the Board of Directors of the Issuer. Mr. Nisser is the Executive Vice President, General Counsel and Director of the Issuer. Mr. Cragun is the Senior Vice President of Finance of the Issuer. Mr. Katzoff is the Chief Operating Officer of the Issuer. Except for any plans or proposals any of the foregoing individuals may have or any actions they may take in their respective capacities as officers and/or directors of the Issuer, the Reporting Persons do not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position, the Reporting Persons’ investment strategies, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional securities of the Issuer, selling some or all of their securities, engaging in short selling of or any hedging or similar transaction with respect to the securities of the Issuer, or changing their intention with respect to any and all matters referred to in Item 4.

13

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each Reporting Person is based upon 85,304,525 Shares outstanding, which is the total number of Shares outstanding as reported in the Issuer’s Prospectus filed with the SEC on June 15, 2021.

A.	Milton C. Ault, III

(a)	As of the close of business on June 24, 2021, Mr. Ault may be deemed to beneficially own 39,142,055 Shares, consisting of (i) 2,500,000 Shares underlying stock options currently exercisable or exercisable within 60 days, (ii) 33,333 Shares upon the conversion of a promissory note held by Ault Global Holdings, Inc., (iii) 16,667 Shares underlying currently exercisable warrants held by Ault Global Holdings, Inc., (iv) 15,000,000 Shares held by Ault Life Sciences, Inc., (v) 10,000,000 Shares held by Ault Life Sciences Fund, LLC, (vi) 5,000,000 Shares underlying currently exercisable warrants held by Ault Life Sciences Fund, LLC, (vii) 5,242,055 Shares held by Digital Power Lending, LLC and (viii) 1,350,000 Shares underlying currently exercisable warrants held by Digital Power Lending, LLC. Mr. Ault may be deemed to beneficially own the Shares beneficially owned by Ault Global Holdings, Inc., Ault Life Sciences, Inc., Ault Life Sciences Fund, LLC and Digital Power Lending, LLC by virtue of his relationships with such entities described in Item 2.

Percentage: 41.6%

(b)	1. Sole power to vote or direct vote: 2,500,000
2. Shared power to vote or direct vote: 36,642,055
3. Sole power to dispose or direct the disposition: 2,500,000
4. Shared power to dispose or direct the disposition: 36,642,055

(c)	Mr. Ault has not entered into any transactions in the Shares during the past sixty days.

B.	William B. Horne

(a)	As of the close of business on June 24, 2021, Mr. Horne may be deemed to beneficially own 2,638,889 Shares, consisting of Shares underlying stock options currently exercisable or exercisable within 60 days.

Percentage: 3.0%

(b)	1. Sole power to vote or direct vote: 2,638,889
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,638,889
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Horne has not entered into any transactions in the Shares during the past sixty days.

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C.	Henry C.W. Nisser

(a)	As of the close of business on June 24, 2021, Mr. Nisser may be deemed to beneficially own 703,125 Shares, consisting of Shares underlying stock options currently exercisable or exercisable within 60 days.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 703,125

2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 703,125 4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Nisser has not entered into any transactions in the Shares during the past sixty days.

D.	Kenneth S. Cragun

(a)	As of the close of business on June 24, 2021, Mr. Cragun may be deemed to beneficially own 1,000,000 Shares, consisting of Shares underlying stock options currently exercisable or exercisable within 60 days.

Percentage: 1.2%

(b)	1. Sole power to vote or direct vote: 1,000,000
2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 1,000,000 4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Cragun has not entered into any transactions in the Shares during the past sixty days.

E.	David Katzoff

(a)	As of the close of business on June 24, 2021, Mr. Katzoff may be deemed to beneficially own 761,375 Shares, consisting of (i) 18,000 Shares held directly by him, (ii) 9,000 Shares underlying currently exercisable warrants and (iii) 734,375 Shares underlying stock options currently exercisable or exercisable within 60 days.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 761,375
2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 761,375 4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Katzoff has not entered into any transactions in the Shares during the past sixty days.

15

F.	Ault Global Holdings, Inc.

(a)	As of the close of business on June 24, 2021, Ault Global Holdings, Inc. may be deemed to beneficially own 6,642,055 Shares, consisting of (i) 33,333 Shares issuable upon the conversion of a promissory note held directly by it, (ii) 16,667 Shares underlying currently exercisable warrants held directly by it, (iii) 5,242,055 Shares held by Digital Power Lending, LLC and (iv) 1,350,000 Shares underlying currently exercisable warrants held by Digital Power Lending, LLC. Ault Global Holdings, Inc. may be deemed to beneficially own the Shares beneficially owned by Digital Power Lending, LLC by virtue of its relationship with such entity described in Item 2.

Percentage: 7.7%

(b)	1. Sole power to vote or direct vote: 50,000
2. Shared power to vote or direct vote: 6,592,055 3. Sole power to dispose or direct the disposition: 50,000 4. Shared power to dispose or direct the disposition: 6,592,055

(c)	Ault Global Holdings, Inc. has not entered into any transactions in the Shares during the past sixty days.

G.	Ault Life Sciences, Inc.

(a)	As of the close of business on June 24, 2021, Ault Life Sciences, Inc. may be deemed to beneficially own 15,000,000 Shares held directly by it.

Percentage: 17.6%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 15,000,000 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 15,000,000

(c)	Ault Life Sciences, Inc. has not entered into any transactions in the Shares during the past sixty days, except that Ault Life Sciences, Inc. received 15,000,000 Shares upon the conversion of Series A Preferred Stock at the effectiveness of the Issuer’s initial public offering on June 14, 2021.

H.	Ault Life Sciences Fund, LLC

(a)	As of the close of business on June 24, 2021, Ault Life Sciences Fund, LLC may be deemed to beneficially own 15,000,000 Shares, consisting of (i) 10,000,000 Shares held directly by it and (ii) 5,000,000 Shares underlying currently exercisable warrants.

Percentage: 16.6%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 15,000,000 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 15,000,000

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(c)	Ault Life Sciences Fund, LLC has not entered into any transactions in the Shares during the past sixty days.

I.	Digital Power Lending, LLC

(a)	As of the close of business on June 24, 2021, Digital Power Lending, LLC may be deemed to beneficially own 6,592,055 Shares, consisting of (i) 5,242,055 Shares held directly by it and (ii) 1,350,000 Shares underlying currently exercisable warrants held directly by it.

Percentage: 7.6%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 6,592,055 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 6,592,055

(c)	The transactions in the Shares by Digital Power Lending, LLC during the past sixty days are set forth in Schedule E and are incorporated herein by reference.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On April 30, 2019, the Issuer entered into a securities purchase agreement with Ault Life Sciences Fund, LLC for the sale of 10,000,000 Shares and 5,000,000 warrants with a five-year term, with an exercise price of $3.00 per Share and vesting upon issuance (the “ALSF Warrants”). Pursuant to the securities purchase agreement, Ault Life Sciences Fund, LLC is entitled to full ratchet anti-dilution protection, most-favored nation status, denying the Issuer the right to enter into a variable rate transaction absent its consent, and the right to participate in any future financing the Issuer may consummate. All these rights, other than the right to participate in future financings which will not terminate until Ault Life Sciences Fund, LLC no longer holds any Shares or any ALSF Warrants, will terminate on the earlier to occur of such date that the Issuer has (i) completed a Qualified Financing or (ii) received approval by the U.S. Food and Drug Administration (“FDA”) for any of the Issuer’s product candidates in Phase III clinical trial. For purposes of the securities purchase agreement, a “Qualified Financing” means the sale of equity securities by the Issuer in a single transaction or a series of related transactions whether or not registered under the Securities Act of 1933, as amended, resulting in gross proceeds to the Issuer of no less than $25,000,000. A copy of the securities purchase agreement is attached as an exhibit hereto and is incorporated herein by reference.

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In March 2021, the Issuer entered into a securities purchase agreement with Digital Power Lending, LLC pursuant to which the Issuer agreed to sell 6,666,667 Shares for an aggregate of $10 million, or $1.50 per Share, which sales will be made in tranches. On March 9, 2021, Digital Power Lending, LLC paid $4 million, less the $1.8 million in advances and the surrender for cancellation of a $50,000 convertible promissory note for 2,666,667 Shares. Under the terms of the securities purchase agreement, Digital Power Lending, LLC will purchase an additional (i) 1,333,333 Shares if and upon approval by the FDA of the Issuer’s Investigational New Drug (“IND”) for the opening Phase I clinical trial for a purchase price of $2 million, and (ii) 2,666,667 Shares once the Issuer has completed the opening Phase I clinical trial for a purchase price of $4 million. The Issuer also agreed to issue Digital Power Lending, LLC warrants to purchase a number of Shares equal to 50% of the Shares purchased under the securities purchase agreement at an exercise price of $3.00 per Share. Finally, the Issuer agreed that for a period of 18 months following the date of the payment of the final tranche of $4 million, Digital Power Lending, LLC will have the right to invest an additional $10 million on the same terms, except that no specific milestones have been determined with respect to the additional $10 million investment as of the date of this Schedule 13D. A copy of the securities purchase agreement is attached as an exhibit hereto and is incorporated herein by reference.

In May 2021, the Board of Directors of the Issuer (the “Board”) and Mr. Ault entered into a letter agreement pursuant to which they agreed to certain arrangements with regard to the Issuer’s Board composition and other matters. Contemporaneously with the effectiveness of the Issuer’s initial public offering, and in consideration for (i) the conversion of 750 shares of the Issuer’s series A convertible preferred stock beneficially owned by Mr. Ault through Ault Life Sciences, Inc. into 15,000,000 Shares, (ii) the extension of the maturity date of the note in the original principal amount of $15,000,000 issued to the Issuer by Ault Life Sciences Fund, LLC to December 31, 2023, and (iii) the retirement by Mr. Ault as a director and executive officer of the Issuer, the Board agreed that Mr. Horne will serve as the Issuer’s Chairman of the Board and remain in that position for so long as Mr. Ault beneficially owns no less than 5% of the outstanding Shares (for which Mr. Horne will be paid $50,000 per year for his services), and Mr. Nisser will remain a member of the Issuer’s Board for so long as Mr. Ault beneficially owns no less than 5% of the outstanding Shares (for no additional remuneration). Additionally, Mr. Ault will hold the position of Founder and Chairman Emeritus and, as such, have the right to nominate an observer to the Board for a period of five years. A copy of the letter agreement is attached as an exhibit hereto and is incorporated herein by reference.

On June 25, 2021, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer. A copy of this agreement is attached as an exhibit hereto and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

99.1	Joint Filing Agreement by and among Milton C. Ault, III, William B. Horne, Henry C.W. Nisser, Kenneth S. Cragun, David Katzoff, Ault Global Holdings, Inc., Ault Life Sciences, Inc., Ault Life Sciences Fund, LLC and Digital Power Lending, LLC, dated June 25, 2021.

99.2	Securities Purchase Agreement dated April 30, 2019, by and between the Issuer and Ault Life Sciences Fund, LLC (incorporated by reference to Exhibit 4.2 of Form 1-A/A filed with the SEC on February 4, 2020).

99.3	Securities Purchase Agreement dated March 9, 2021, by and between the Issuer and Digital Power Lending, LLC (incorporated by reference to Exhibit 6.1 of Form 1-U/A filed with the SEC on May 7, 2021).

99.4	Board Letter Agreement, dated May 6, 2021, by and between the Issuer and Milton C. Ault, III (incorporated by reference to Exhibit 10.17 of Form S-1/A filed with the SEC on May 25, 2021).

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SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 25, 2021

AULT GLOBAL HOLDINGS, INC.
/s/ Milton C. Ault, III
MILTON C. AULT, III	By:	/s/ Milton C. Ault, III
		Name:	Milton C. Ault, III
		Title:	Executive Chairman

AULT LIFE SCIENCES, INC.
/s/ William B. Horne
WILLIAM B. HORNE	By:	/s/ Milton C. Ault, III
		Name:	Milton C. Ault, III
		Title:	Chief Executive Officer

AULT LIFE SCIENCES FUND, LLC
/s/ Henry C.W. Nisser
HENRY C.W. NISSER	By:	/s/ Milton C. Ault, III
		Name:	Milton C. Ault, III
		Title:	Managing Member

DIGITAL POWER LENDING, LLC
/s/ Kenneth S. Cragun
KENNETH S. CRAGUN	By:	/s/ David Katzoff
		Name:	David Katzoff
		Title:	Manager

/s/ David Katzoff
DAVID KATZOFF

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SCHEDULE A

Officers and Directors of Ault Global Holdings, Inc.

Name and Position	Principal Occupation	Principal Business Address	Citizenship
Milton C. Ault, III Executive Chairman	Executive Chairman of Ault Global Holdings, Inc.	c/o Ault Global Holdings, Inc. 11411 Southern Highlands Parkway, Suite 240, Las Vegas, NV 89141	USA
William B. Horne Chief Executive Officer and Director	Chief Executive Officer of Ault Global Holdings, Inc.	c/o Ault Global Holdings, Inc. 11411 Southern Highlands Parkway, Suite 240, Las Vegas, NV 89141	USA
Henry C.W. Nisser President, General Counsel and Director	President and General Counsel of Ault Global Holdings, Inc.	c/o Ault Global Holdings, Inc. 100 Park Avenue, 16th Floor, Suite 1658A, New York, NY 10017	Sweden
Kenneth Cragun Chief Financial Officer	Chief Financial Officer of Ault Global Holdings, Inc.	c/o Ault Global Holdings, Inc. 11411 Southern Highlands Parkway, Suite 240, Las Vegas, NV 89141	USA
Howard Ash Independent Director	Chairman of Claridge Management	c/o Ault Global Holdings, Inc. 11411 Southern Highlands Parkway, Suite 240, Las Vegas, NV 89141	USA
Jodi Brichan Independent Director	Independent Consultant	c/o Ault Global Holdings, Inc. 11411 Southern Highlands Parkway, Suite 240, Las Vegas, NV 89141	USA
Jeffrey A. Bentz Independent Director	President of North Star Terminal & Stevedore Company	c/o Ault Global Holdings, Inc. 11411 Southern Highlands Parkway, Suite 240, Las Vegas, NV 89141	USA
Robert O. Smith Independent Director	Independent Executive Consultant	c/o Ault Global Holdings, Inc. 11411 Southern Highlands Parkway, Suite 240, Las Vegas, NV 89141	USA
Moti Rosenberg Independent Director	Independent Consultant	c/o Ault Global Holdings, Inc. 11411 Southern Highlands Parkway, Suite 240, Las Vegas, NV 89141	Israel

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SCHEDULE B

Officers and Directors of Ault Life Sciences, Inc.

Name and Position	Principal Occupation	Principal Business Address	Citizenship
Milton C. Ault, III Chief Executive Officer and Chairman	Executive Chairman of Ault Global Holdings, Inc.	c/o Ault Global Holdings, Inc. 11411 Southern Highlands Parkway, Suite 240, Las Vegas, NV 89141	USA
William B. Horne Chief Financial Officer and Director	Chief Executive Officer of Ault Global Holdings, Inc.	c/o Ault Global Holdings, Inc. 11411 Southern Highlands Parkway, Suite 240, Las Vegas, NV 89141	USA
Henry C.W. Nisser President and Director	President and General Counsel of Ault Global Holdings, Inc.	c/o Ault Global Holdings, Inc. 100 Park Avenue, 16th Floor, Suite 1658A, New York, NY 10017	Sweden
Kenneth Cragun Chief Accounting Officer	Chief Financial Officer of Ault Global Holdings, Inc.	c/o Ault Global Holdings, Inc. 11411 Southern Highlands Parkway, Suite 240, Las Vegas, NV 89141	USA
Brittany Nerpin Executive Vice President of Global Business Development	Executive Vice President of Global Business Development of Ault Life Sciences, Inc.	c/o Ault Life Sciences, Inc. 201 Shipyard Way, Suite E, Newport Beach, California 92663	USA

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SCHEDULE C

Officers and Directors of Ault Life Sciences Fund, LLC

Name and Position	Principal Occupation	Principal Business Address	Citizenship
Milton C. Ault, III Managing Member	Executive Chairman of Ault Global Holdings, Inc.	c/o Ault Global Holdings, Inc. 11411 Southern Highlands Parkway, Suite 240, Las Vegas, NV 89141	USA

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SCHEDULE D

Officers and Directors of Digital Power Lending, LLC

Name and Position	Principal Occupation	Principal Business Address	Citizenship
David J. Katzoff Manager	Chief Operating Officer of Alzamend Neuro, Inc.	c/o Alzamend Neuro, Inc., 3802 Spectrum Boulevard, Suite 112C, Tampa, Florida 33612	USA

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SCHEDULE E

Transactions in the Shares of Common Stock Within the Last Sixty Days

Digital Power Lending, LLC

Nature of the Transaction	Shares of Common Stock Purchased/(Sold)	Price Per Share ($)	Date of Purchase/Sale
Purchase of Common Stock	62,500	0.80	05/10/2021
Purchase of Common Stock	2,000,000	5.00	06/15/2021
Purchase of Common Stock	1,400	12.72	06/15/2021
Purchase of Common Stock	5,100	10.87	06/16/2021
Purchase of Common Stock	6,000	10.76	06/16/2021
Purchase of Common Stock	11,500	10.37	06/17/2021
Sale of Common Stock	(500)	10.80	06/17/2021
Purchase of Common Stock	5,000	10.85	06/17/2021
Purchase of Common Stock	13,000	9.22	06/18/2021
Sale of Common Stock	(500)	9.52	06/18/2021
Purchase of Common Stock	3,500	9.51	06/18/2021
Purchase of Common Stock	2,000	8.24	06/21/2021
Purchase of Common Stock	4,500	8.04	06/21/2021
Purchase of Common Stock	19,000	7.74	06/22/2021
Purchase of Common Stock	3,000	7.65	06/22/2021
Purchase of Common Stock	2,500	8.96	06/23/2021
Purchase of Common Stock	9,500	8.24	06/24/2021

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